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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

September 17, 2020

Alberto H. Zapata, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Conversus StepStone Private Markets

Filing No: 333-239638; 811-23480

Dear Mr. Zapata:

We are writing in response to comments provided telephonically on September 11, 2020 with respect to Amendment No. 1 the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), filed on August 18, 2020 on behalf of Conversus StepStone Private Markets (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

1.	Response Letter

Comment 1. With respect to Comment 9(b), the Staff notes that the prospectus still contains the risk factor “Other Instruments and Future Developments,” which discloses an Investment Fund’s potential use of derivatives. In light of your response, please confirm whether that risk factor should be deleted.

Response 1. The risk factor “Other Instruments and Future Developments” has been deleted from the prospectus.

2.	Registration Statement

Comment 2. On the Rule 30e-3 legend on the cover page, please confirm whether the Fund will begin relying on the rule on January 1, 2021.

Response 2. We respectfully acknowledge your comment. We confirm that the legend has been revised to clarify that the Fund will begin relying on Rule 30e-3 on January 1, 2021 pursuant to Rule 30e-3(i)(1)(i)(A).

Comment 3. The Staff notes that the disclosure on page 41 of the prospectus (“Possible Exclusion of a Shareholder Based on Certain Detrimental Effects”) and page 3 of the SAI (“Mandatory Redemptions”) both contain a list of scenarios which may prompt a mandatory redemption by the Fund which slightly differ. Specifically, the prospectus disclosure states that the Fund may repurchase shares in the event that a shareholder “is subject to special regulatory or compliance requirements…and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements…” Please confirm whether this disclosure should also be included in the “Mandatory Redemptions” section of the SAI, or otherwise explain the discrepancy.

Response 3. The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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